Exhibit 99.6

Explanatory Note

On December 13, 2022, Midatech Pharma plc (the “Company,” “Midatech,” “we,” “our” or “us”) entered into an arrangement agreement (the “Arrangement Agreement”) with Bioasis Technologies Inc., a corporation existing under the laws of British Columbia, Canada (“Bioasis”). Pursuant to the terms and conditions of the Arrangement Agreement and a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), on the closing date, (i) we will acquire all of the issued and outstanding common shares of Bioasis (the “Bioasis Shares”) in exchange for our ordinary shares, having nominal value of 0.1p per share (the “Ordinary Shares”) (to be issued in the form of our American Depositary Shares (the “ADSs”)) (the “Share Exchange”), and (ii) Bioasis will become our wholly-owned subsidiary (collectively with the Share Exchange and the transactions contemplated by the Arrangement Agreement (the “Arrangement”). The following are updated risk factors in connection with the Arrangement.

RISK FACTORS

An investment in our securities involves risks. We urge you to consider carefully the risks described below before making an investment decision, including those risks identified under “Item 1A. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and any other reports that we subsequently file with the SEC. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Related to the Proposed Arrangement

The Arrangement is subject to conditions which may not be satisfied or waived, as well as termination rights, and therefore the Arrangement may not proceed.

The closing of the Arrangement (the “Closing”) is subject to and conditional upon, and can only occur upon satisfaction or waiver of, a number of conditions, including but not limited to: (i) the approval of the Buyer Shareholder Approval Matters (as defined in the Arrangement Agreement), (ii) the approval of the Bioasis securityholders of the resolution approving the Arrangement (the “Arrangement Resolution”), (iii) receipt of a final British Columbia court (the “Court”) order with respect to the Plan of Arrangement (the “Final Order”), (iv) no Material Adverse Effect (as defined in the Arrangement Agreement) on the part of each party, and (v) dissenters rights not having been exercised by Bioasis stockholders holding more than 10% of the issued and outstanding Bioasis Shares. The parties to the Arrangement Agreement also have certain termination rights.

There can be no assurance that the conditions will be satisfied or, if applicable, waived, or that, where relevant, the parties to the Arrangement Agreement will not exercise any termination rights they may have. In particular, the Court may fail to grant the Final Order if it does not consider that the Arrangement is fair and reasonable to Bioasis securityholders, and in such circumstances, the Arrangement may not proceed. If the Arrangement does not occur, we would nonetheless have incurred significant fees and other costs (primarily due diligence, legal, auditor and financing fees) in connection with the Arrangement.

Each of the parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can we provide any assurance, that the Arrangement Agreement will not be terminated by either party.

A termination fee may be payable by us if the Arrangement does not occur.

Under the Arrangement Agreement, we could be required to pay a termination fee of $330,00, or, in certain circumstance, reimburse Bioasis expenses up to $225,000, in the event the Arrangement Agreement is terminated in certain circumstances, including if the Arrangement Agreement is terminated because our Board of Directors withdraws or modifies its recommendation with respect to the Arrangement, we breach our non-solicitation covenants under the Arrangement Agreement, or we elect to terminate and enter into a definitive agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement).

Any failure to complete the Arrangement may materially adversely affect our business, financial condition, results of operations, cash flows and prospects and could negatively affect the price of the Ordinary Shares and/or ADSs.

The Arrangement Agreement does not provide us with any recourse in respect of any material liabilities of Bioasis that emerge after the date of the Arrangement Agreement.

As Bioasis is a publicly listed company trading on the Toronto Venture Stock Exchange, the Arrangement Agreement does not provide us with any recourse against, or other ability to recover from, the shareholders or management of Bioasis in respect of material losses which we may suffer in respect of a breach of warranty, or otherwise, in respect of liabilities of Bioasis. If any material liabilities arise after Closing, this could adversely affect the combined company’s business, financial condition, results of operations and future prospects.

The combined company may fail to realize, or it may take the combined company longer than expected to realize, the expected benefits of the Arrangement.

The combined company may not realize the anticipated benefits and revenue and cost synergies that we expect will arise as a result of the Arrangement or may encounter difficulties, higher costs or delays in achieving those anticipated benefits and synergies. For example, due diligence investigations prior to the Arrangement may not have identified material liabilities or risks within Bioasis or its subsidiaries (the “Bioasis Group”) or may not have been sufficient to adequately assess the value of the Bioasis Group. Additionally, the assumptions upon which the Board determined the consideration payable for the Arrangement may prove to be incorrect.

We may also encounter difficulties in achieving the anticipated benefits of the Arrangement with growth from new products in accordance with anticipated timeframes or such additional value, future growth and synergies may not materialize in part or at all. Any failure to realize the anticipated benefits and revenue and cost synergies that the we expect to arise as a result of the Arrangement could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows and prospects.

Arrangement-related costs may exceed our expectations.

We will incur legal, accounting and transaction fees and other costs relating to the Transactions, some of which are payable whether or not the Arrangement completes. The actual fees and costs may exceed those estimated and there may be further additional and unforeseen expenses incurred in connection with the Transactions.

We may experience difficulties in integrating the Banff Group.

We may encounter numerous integration challenges in connection with the Arrangement, including challenges which are not currently foreseeable. The process of integrating the Banff Group into the combined company under a single corporate overhead structure is likely to present administrative, managerial and financial challenges, and may take longer than expected, or other difficulties, costs, liabilities, losses or delays, of which the Board of Directors is not yet aware, may arise in connection with the integration and could adversely affect the business of the combined company and the realization of the benefits of the Arrangement. We expect to incur costs in relation to the Arrangement and modest post-closing costs in order to successfully integrate the Banff Group into our operations.

The combined company’s management and resources may be diverted away from core business activities due to personnel being required to assist in the integration process. The integration process could potentially lead to the interruption of our operations or the operations of the Banff Group, or a loss of key personnel. Such challenges could also lead to reputational damage for the combined company. Any delays or difficulties encountered in connection with the integration process could adversely affect the implementation of the combined company’s plans, which could have an adverse effect on the business, results or operations or financial condition of the combined company.

Restrictions from pursuing business opportunities.

We are subject to customary non-solicitation provisions under the Arrangement Agreement pursuant to which we are restricted from soliciting, initiating or knowingly encouraging any offer or proposal, among other things. The Arrangement Agreement also restricts us from taking specified actions until the Arrangement is completed without the consent of Bioasis. These restrictions may prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The Arrangement may divert the attention of our management.

The pendency of the Arrangement could cause the attention of our management to be diverted from our day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement, which could have a material and adverse effect on our business, financial condition, results of operations or prospects.

The unaudited pro forma financial information included in our Form 6-K, filed with the Securities and Exchange Commission on December 13, 2022 (the “Form 6-K”), may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information included in the Form 6-K is presented for illustrative purposes only and has been prepared based on a number of assumptions. Accordingly, such pro forma financial information may not be indicative of our or the combined company’s future operating or financial performance and our actual financial condition and results of operations may vary materially from its pro forma results of operations and balance sheet contained therein, including as a result of such assumptions not being accurate. Additionally, the final Arrangement accounting adjustments could differ materially from the unaudited pro forma adjustments presented in the Form 6-K. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the combined company following the Closing due to differences in the allocation of the purchase consideration and in the depreciation and amortization related to some of these assets and liabilities. The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the transaction.

The failure of the Private Placement to occur could have a material and adverse effect on our business or financial condition.

The Private Placement (as defined in the Form 6-K) is conditional upon, among other things, the approval of, among other things, the Arrangement by our shareholders. If such approval, or any other conditions to the closing of the Arrangement are not satisfied, or are not waived (where permitted), the Private Placement may not proceed. In the event that we are not successful in raising all the monies in the Private Placement, we may not have sufficient working capital to operate our business and/or to invest in research and development of our products unless alternative funding is obtained. There can be no guarantee that we would be able to find alternative sources of potential funding. If the Private Placement does not occur, it is likely that we would be unable to continue to develop and commercialize any of our assets, which could result in, among other things, delay, reduction or elimination of development programs and redundancy of our staff, or the Company being placed in administration.

The proposed cancellation of our listing on AIM may have a negative impact on our share price.

In connection with the Closing, and subject to our shareholders approving the cancellation of the listing of our Ordinary Shares on AIM (the “AIM Cancellation”), in the period prior to the AIM Cancellation taking effect, our shareholders will be required to make a decision as to whether to:

•	sell their Ordinary Shares on AIM;

•	retain their Ordinary Shares in either certificated form or dematerialized in CREST; or

•	convert their Ordinary Shares into ADSs.

Each shareholder’s decision may be impacted by market conditions (e.g. arbitrage opportunities between the prevailing Ordinary Share price on AIM and ADS price on the NASDAQ Capital Market (“NASDAQ”), and associated foreign currency exchange and other economic factors), tax considerations (e.g. the fact that the United Kingdom Stamp Duty Reserve Tax exemption applicable to the deposit of AIM-quoted securities into an ADS depositary facility will fall away in respect of the Ordinary Shares on the effective date of the AIM Cancellation) or, in some cases, the prescriptive nature of a given investor’s investment mandate (e.g. certain investors may be unable to hold US dollar denominated securities and/or securities listed on US exchanges). We are unable to predict what impact the AIM Cancellation will therefore have on the volume of trading in the Ordinary Shares on AIM or ADSs on NASDAQ, and related pricing and trading volume volatility. The price of Ordinary Shares and ADSs could be adversely affected by trading in the Ordinary Shares on AIM and it may be difficult for shareholders to sell their Ordinary Shares on AIM during this period should they wish to do so.